NASDAQ
THE NASDAQ OMX GROUP

By Electronic Delivery to: hinrichs@globalsources.com; ConnieLai@globalsources.com

Michael S. Emen
Senior Vice President
Listing Qualifications

May 11, 2012

Global Sources Ltd.
c/o 22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong

Attention: The Board of Directors

Dear Sirs,

This letter responds to your inquiry about the April 3, 2012 trading halt of the Company's securities on NASDAQ, due to our information requests to the Company. As you know, the information requests were part of our cash verification review of various NASDAQ-listed companies.

This letter confirms that the Company has fully satisfied all of our information requests, and, as a result, trading of the Company's securities on NASDAQ resumed on April 4, 2012. The Company remains listed on the NASDAQ Global Select Market, where it has been included since July 2006.

We also confirm that we have no further questions about the matter.

We appreciate the cooperation rendered by the Company in this matter. As always, if you have any questions, please do not hesitate to contact us.

Sincerely,